February 23, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605)

Request to Withdraw the Registration Statement on Form F-1 (File No. 333-293320)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Yimutian Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-293320) which was filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2026 and became effective on February 11, 2026, together with all exhibits and post-effective amendment thereto (the “Prior Registration Statement”), with such request for withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company is requesting to withdraw the Prior Registration Statement as it intends to file a new registration statement on F-1 relating to the contemplated offering to increase the number of securities previously registered under the Prior Registration Statement. The Company represents that no securities were sold in connection with the Prior Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Prior Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Prior Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Shu Du of Skadden, Arps, Slate, Meagher and Flom LLP by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

[Signature page follows]

Very truly yours,

Yimutian Inc.

By:	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Chief Financial Officer